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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K  [_] Form 20-F  [_] Form 11-K  [_] Form 10-Q
             [_] Form N-SAR [_] Form N-CSR

For Period Ended:  July 3, 2004
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[_] Transition Report on Form 10-K

[_] Transition Report on Form 20-F

[_] Transition Report on Form 11-K

[_] Transition Report on Form 10-Q

[_] Transition Report on Form N-SAR

For the Transition Period Ended:
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Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
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                                     PART I
                             REGISTRANT INFORMATION

                         Commission File Number 0-17038


                 Full name of registrant: CONCORD CAMERA CORP.
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                           Former name if applicable:

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           Address of principal executive office (street and number):

                4000 Hollywood Boulevard, 6th Floor, North Tower

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                           City, state and zip code:

                            Hollywood, Florida 33021

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                                    PART II
                             RULE 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                   NARRATIVE

         State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         Concord Camera Corp. (the "Company") seeks relief pursuant to Rule 12b-25 to file a late Form 10-K. The Form 10-K for the fiscal year ended July 3, 2004 could not be filed without unreasonable effort or expense and the subject annual report is expected to be filed on or before the 15th calendar day following the prescribed due date of September 16, 2004.

         The Company's Form 10-K could not be filed within the prescribed period as a result of delays in completing the drafting and internal review of the Form 10-K due to the recent departure of the Company's Chief Financial Officer and the effects of Hurricane Frances which recently battered South Florida.

                                    PART IV
                               OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

           Alan Schutzman                   (954) 331-4285
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              (Name)                (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 [X] Yes [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 [X] Yes [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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While it is anticipated that net sales for the fiscal year ended July 3, 2004
("Fiscal Year 2004") will be higher than net sales for the fiscal year ended June 28, 2003 ("Fiscal Year 2003"), operating results for Fiscal Year 2004 are anticipated to be significantly lower than operating results for Fiscal Year 2003 principally as a result of several of the factors impacting operating results for the third quarter of Fiscal Year 2004. As a consequence of the delays referred to above, the Company is not yet able to provide a reasonable estimate of its Fiscal Year 2004 operating results.






                              CONCORD CAMERA CORP.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  September 15, 2004                    By:  s/Alan Schutzman
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                                                  Alan Schutzman
                                                  Senior Vice President, General
                                                  Counsel & Secretary